

 **Collin Kelly-Sordelet**
3d · 👥

Dear Friends & Family,

Through the pandemic, I have had the pleasure to help write and produce a feature film called "Escaping Ohio" with my friend Jessica Michael Davis. It's a story about growing up in a small town and being faced with the difficult choice of accepting a life that's been planned for you or "escaping" and forging your own path.

We have put together an incredible team for this project, including the phenomenal actress and producing partner Emily Bergl. We've also been fortunate enough to work with The Sundance Institute on the script to ensure this film is the best that it can possibly be. We're so excited to begin production this August and we have decided to move forward with a crowd-funding platform that has just been opened up to the public.

You can read more info on the investment terms, the synopsis, our business plan & more on https:// wefunder.com/escapingohio

Any donations, small or large, are greatly appreciated and if you aren't able to invest, your continued support or kind words are just as important to us.

This has been an amazing experience and I'm so looking forward to sharing the final product with you all. Thank you so much and please reach out if you have any questions!

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synopsis, our business plan & more on https:// wefunder.com/escapingohio

Any donations, small or large, are greatly appreciated and if you aren't able to invest, your continued support or kind words are just as important to us.

This has been an amazing experience and I'm so looking forward to sharing the final product with you all. Thank you so much and please reach out if you have any questions!

Legal disclosure: We are 'testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

https://wefunder.com/escapingohio



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 **Mid Ohio Filmmakers Association**
Jessica Michael Davis · Jul 6 · 🌐

Hello Ohio filmmakers! Last year, we made a short film called Escaping Ohio, which has now been developed into a feature length film and will be shooting here in Ohio this August! We have an incredibly talented cast & crew, including the well known actress Emily Bergl. We are seeking more investors to join our team through the online platform WeFunder, https://WeFunder.com/ escapingohio. If anyone knows any Ohioans wanting to support film in Ohio & female filmmakers, or receive a producing credit, we would love if you would either forward this along or send them my way 🙂 Information about the film, our team, the business plan, etc. can be found on the platform.

*Update: We're now attached with the Greater Cleveland Film Commission.

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. https://WeFunder.com/escapingohio



ESCAPING OHIO ♡

What's so great about Ohio anyway?

 **Ohio Film**
Jessica Michael Davis · 5h · 🌐

Movie coming to Ohio, seeking investors/producers. Escaping Ohio is a modern teen movie following Sam & JJ, two 18-yr-olds facing adulthood. When it becomes clear Sam intends to leave their small town for new adventures in California, JJ dares her to let him prove why Ohio is worth sticking around for.

We are working with the Greater Cleveland Film Commission and have an incredibly talented cast & crew, including the well known actress, Emily Bergl. We are seeking more investors to join our team through the online platform WeFunder, https://WeFunder.com/ escapingohio. If anyone knows any Ohioans wanting to support film in Ohio and female filmmakers, or receive a producing credit, we would love if you would either forward this along or send them my way! Information about the film, our team, the business plan, etc. can be found on the platform. You can also follow along @escapingohiofilm on FB and instagram, we love having support from our home state!

Thank you!

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. https://WeFunder.com/escapingohio

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Jessica Michael Davis is with **Collin Kelly-Sordelet**.

July 3 at 12:33 PM · ⚙

You can now invest in the Escaping Ohio movie!! We have big plans for this film and are so excited to use this platform so our friends, family & community can join this endeavor with us. And in even bigger news, we are beyond thrilled to announce Emily Bergl has joined our team as a Producer and Sam's mom!! Also super excited for the amazing cast we've just brought on board! We have so many talented artists on our team, I feel so, so lucky to get to make a movie with them all, let alone this story I'm so passionate about.

You can read more info on the investment terms, the synopsis, our business plan & more on https://wefunder.com/escapingohio

Shoutout to our lead investor Jeffrey A. Weber! So thankful to have you on board from the short to feature!

Legal disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

https://wefunder.com/escapingohio









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